Exhibit 99.1

Long-Term Commitment to Sustainable Development and Continued Build-Out of AMTD IDEA and AMTD Digital

October 23, 2023

PARIS & NEW YORK & SINGAPORE—(BUSINESS WIRE)— AMTD IDEA Group (NYSE: AMTD; SGX: HKB) (“AMTD IDEA”), and AMTD Digital Inc. (NYSE: HKD) (“AMTD Digital”), announced today that both of organizations have received undertakings from the relevant parties that AMTD Group (the “Group”), and the executive officers of AMTD IDEA and AMTD Digital will not sell any equity securities they own in AMTD IDEA and AMTD Digital in the open market for three years effective immediately, or until October 23, 2026.

In particular, Dr. Calvin Choi (together with his holding company Infinity Power Investments Limited), has confirmed that he will not sell any of his holdings in the open market for five years effective immediately, i.e. October 23, 2028.

Dr. Feridun Hamdullahpur, Chairman of AMTD IDEA, and Chairman of Executive Management Committee of the Group, mentioned, “The Group, including its listed subsidiaries AMTD IDEA and AMTD Digital, is on the path of our multi-businesses build-out and entrepreneurship journey under the Group’s ‘IDEA’ strategy in strong and resilient ways amidst the world’s overall economic challenges and geopolitical uncertainties. The Group has well developed into a conglomerate to include a comprehensive financial services platform, a digital media, culture and entertainment platform, a hospitality and premium services platform, and a focus into talent cultivation and premium education platform. The boards of directors of the Group and both of the listed companies, together with Dr. Calvin Choi and all executive officers of the two listed companies have full confidence in the Group’s core values and we are all committed to contributing and supporting the long-term sustainability of the Group, including the continued growth and global expansion of the two listed companies without hesitation.”

Dr. Timothy Tong, Chairman of AMTD Digital, and CEO of AMTD Charity Foundation, stated, “The declaration of a long-term core holding of equity securities in AMTD IDEA and AMTD Digital by the relevant parties, particularly including Dr. Calvin Choi and all executive officers, represents a loud and clear message about our confidence in the overall strengths and the long-term values of the Group and its subsidiaries. We will stay committed and focused on delivering long-term values to our shareholders.”

About AMTD IDEA Group

AMTD IDEA Group, formerly known as AMTD International Inc. (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions group connecting companies and investors with global capital markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles as well as hospitality and VIP services. Through our unique eco-system — the “AMTD SpiderNet” — AMTD IDEA Group is uniquely positioned as an active superconnector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at @AMTDGroup.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates four main business lines including digital solutions services, digital media, content and marketing services, digital investments as well as hospitality and VIP services. It is the fusion reactor at the core of the AMTD SpiderNet ecosystem and empowers and integrates the various digital businesses within its ecosystem. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward- looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group and AMTD Digital Inc., are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group and AMTD Digital Inc. with the SEC. All information provided in this press release is as of the date of this press release, and AMTD IDEA Group and AMTD Digital Inc. do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For AMTD IDEA Group:

IR Office

AMTD IDEA Group

EMAIL: ir@amtdinc.com

For AMTD Digital Inc.:

IR Office

AMTD Digital Inc.

EMAIL: ir@amtdigital.com

Source: AMTD Digital Inc.